UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           First Avenue Networks, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    31865X106
                                 (CUSIP Number)

                                   Scott Brady
                             Chief Executive Officer
                             FiberTower Corporation
                          185 Berry Street, Suite 4800
                             San Francisco, CA 94107
                                 (415) 659-13500

                                 With a copy to:

                              Bill Schreiber, Esq.
                             Jeffrey R. Vetter, Esq.
                               Fenwick & West LLP
                              801 California Street
                             Mountain View, CA 94041
                                 (650) 988-8500

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 14, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 31865X106                                            Page 1 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FiberTower Corporation., I.R.S. Identification No. 52-2312256
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
     Not applicable.                                             (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        33,471,922 shares of common stock(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     33,471,922 shares of common stock(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3% of common stock(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents the aggregate number of outstanding shares of the issuer's common stock held by (i) Aspen Partners, Series A, a series of Aspen Capital Partners, LP, Aspen Capital LLC and Aspen Advisors LLC (collectively, "Aspen"), (ii) Peninsula Investment Partners, L.P. (f/k/a Peninsula Capital Partners, L.P.) ("Peninsula"), and (iii) Quaker Capital Partners I, L.P., Quaker Capital Partners II, L.P. and Quaker Capital Management Corp. (collectively, "Quaker Capital"), each of whom entered into a Support Agreement, dated May 14, 2006, with FiberTower Corporation ("FiberTower") obligating the stockholder to vote such shares in favor of matters related to the merger of the issuer, and with respect to which such stockholders, granted FiberTower an irrevocable proxy granting FiberTower the right to vote on each such stockholder's behalf in favor of such matters. For more information regarding the securities holdings of Aspen, Peninsula and Quaker Capital, please see Schedule B, attached hereto. FiberTower expressly disclaims beneficial ownership of any of the shares of issuer's common stock subject to the Support Agreements and proxies.

(2) Based on 65,249,850 shares of the issuer's common stock outstanding as of May 12, 2006, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

-------------------                                            -----------------
CUSIP No. 31865X106                                            Page 2 of 6 Pages
-------------------                                            -----------------

                                  SCHEDULE 13D

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is common stock, $0.001 par value, of First Avenue Networks, Inc., a Delaware corporation ("First Avenue"). The principal executive offices of First Avenue are located at 7925 Jones Branch Drive, Suite 3300, McLean, Virginia 22102.

Item 2. Identity and Background.

      (a) The name of the corporation filing this statement is FiberTower Corporation, a Delaware corporation, hereinafter sometimes referred to herein as "FiberTower."

      (b) The address of FiberTower's principal office is 185 Berry Street, Suite 4800, San Francisco, California 94107.

      (c) FiberTower provides wireless backhaul services to wireless carriers in the United States.

      (d) Neither FiberTower nor, to FiberTower's knowledge, any person named on Schedule A attached hereto during the last five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither FiberTower nor, to FiberTower's knowledge, any person named on Schedule A attached hereto during the last five (5) years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) To FiberTower's knowledge, each of the individuals identified on Schedule A attached hereto, other than Ferdi Schell and Pam Kaur Gosal, is a citizen of the United States. Mr. Schell is a citizen of Canada and Ms. Gosal is a citizen of Great Britain.

      Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FiberTower as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

      FiberTower entered into an Agreement and Plan of Merger, dated as of May 14, 2006, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), with First Avenue and Marlin Acquisition Corporation, a Delaware corporation and a direct, wholly owned subsidiary of First Avenue ("Merger Sub"), that provides for the merger of Merger Sub with and into FiberTower (the "Merger") with FiberTower continuing as the surviving corporation after the Merger. As a result of the Merger, FiberTower will become a wholly owned subsidiary of First Avenue. As an inducement for FiberTower to enter into the Merger Agreement and in consideration thereof, certain stockholders of First Avenue identified on Schedule B (collectively, the "Stockholders"), each entered into a separate Support Agreement with FiberTower, dated May 14, 2006, as more fully described in
      Item 4, whereby each Stockholder agreed that at any meeting (or any adjournment or postponement thereof) of the holders of First Avenue capital stock or in connection with any written consent of the holders of First Avenue capital stock, such Stockholder will vote all of its shares of First Avenue common stock currently beneficially owned

-------------------                                            -----------------
CUSIP No. 31865X106                                            Page 3 of 6 Pages
-------------------                                            -----------------

      by such Stockholder or acquired by such Stockholder after such date in favor of matters contemplated in the Merger Agreement. Each of these Stockholders also granted FiberTower an irrevocable proxy granting FiberTower the right to vote such shares in favor of such matters (the support agreements and proxies together are referred to herein as the "Support Agreements"). FiberTower did not pay additional consideration to the Stockholders in exchange for the Support Agreements.

      References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the form of Support Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction.

      (a) - (b) As described in Item 3 above, this Schedule 13D relates to the proposed merger of FiberTower with First Avenue pursuant to the terms of the Merger Agreement. To induce FiberTower to enter into the Merger Agreement, the Stockholders entered into the Support Agreements. The purpose of the Support Agreements is to facilitate the consummation of the Merger.

      The Merger Agreement provides that, upon the consummation Merger, each share of FiberTower common stock issued and outstanding immediately prior to the Merger (other than shares held by dissenting stockholders) will be converted into 0.304547 shares of First Avenue common stock (subject to certain adjustments as provided in the Merger Agreement). Also at the effective time of the Merger, each outstanding FiberTower option will be converted into an option to acquire shares of First Avenue common stock, with appropriate adjustments to reflect the exchange ratio. The conversion of FiberTower common stock and options into First Avenue common stock and options, respectively, will result in FiberTower's stockholders and option holders holding approximately 51%, on a fully-diluted basis, of the common stock of First Avenue immediately following the merger.

      By executing the Support Agreements, the Stockholders have agreed to vote all of the shares of First Avenue common stock currently beneficially owned by them or acquired prior to the expiration of the Support Agreement
      (i) in favor of (A) the issuance of shares of First Avenue common stock as provided in the Merger Agreement, (B) the amendment to the Certificate of Incorporation of First Avenue, and (C) the amendment to the First Avenue Networks, Inc. Stock Option Plan, as contemplated by the Merger Agreement, and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof) and (ii) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of First Avenue or any of its Subsidiaries under the Merger Agreement, and grant irrevocable proxies to FiberTower granting FiberTower the right to vote such shares as specified in clauses (i) and
      (ii). The Support Agreements terminate upon the earlier to occur of (x) the mutual consent of FiberTower and the Stockholder, (y) the Effective Time (as defined in the Merger Agreement), or (z) the termination of the Merger Agreement pursuant to Article 7 thereof.

      (c) Not applicable.

      (d) Immediately prior to the completion of the Merger, First Avenue's Certificate of Incorporation will be amended to establish a classified board comprised of nine (9) directors separated into three (3) classes.
      The Merger Agreement provides that, following the Merger, Michael K. Gallagher, First Avenue's current Chief Executive Officer, will continue to serve as the Chief Executive Officer of First Avenue, and that the Board of Directors of First Avenue will

-------------------                                            -----------------
CUSIP No. 31865X106                                            Page 4 of 6 Pages
-------------------                                            -----------------

      be comprised of three (3) directors designated by First Avenue, five (5) directors designated by FiberTower and the Chief Executive Officer, with each committee of the board of directors to be comprised of one (1) director designated by First Avenue and two (2) directors designated by FiberTower.

      (e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

      (f) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

      (g) Immediately prior to the completion of the Merger, First Avenue will amend its Certificate of Incorporation to increase the authorized shares to 400 million shares of common stock, to establish a classified board comprised of nine (9) directors separated into three (3) classes and to change First Avenue's name to "FiberTower Corporation", Bylaws and Stock Option Plan in accordance with the terms of the Merger Agreement.

      (h) - (j) Not applicable.

Item 5. Interest in Securities of the Issuer.

      (a) - (b) As a result of the Support Agreements, FiberTower may be deemed to be the beneficial owner of 33,471,922 shares of First Avenue common stock. This number of shares represents approximately 51.3% of the issued and outstanding shares of First Avenue common stock based on the number of shares outstanding as of May 12, 2006 (as represented by First Avenue in the Merger Agreement). FiberTower disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by FiberTower as to the beneficial ownership of such shares.

      To FiberTower's knowledge, no shares of First Avenue common stock are beneficially owned by any of the persons identified in Schedule A to this
      Schedule 13D.

      (b) FiberTower may be deemed to have shared voting power of the 33,471,922 shares of First Avenue common stock held by the Stockholders due to FiberTower's right under the Support Agreements to direct the voting of such shares with respect to the matters specified in the Support Agreements (and to vote such shares in accordance with the proxies). However, FiberTower does not control the voting of such shares with respect to other matters, and does not possess any other rights as a First Avenue stockholder with respect to such shares.

      Information required by Item 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To FiberTower's knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.

      (c) Except for the Merger Agreement and the Support Agreements, and the transactions contemplated by those agreements, to FiberTower's knowledge, no transactions in First Avenue common stock have been effected during the past sixty (60) days by any person named pursuant to Item 2.

      (d) To FiberTower's knowledge, no person other than the Stockholders identified on Schedule

-------------------                                            -----------------
CUSIP No. 31865X106                                            Page 5 of 6 Pages
-------------------                                            -----------------

      B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The terms of the Support Agreements are described under Item 4(a)-(b) above. The Support Agreements also apply to any shares of First Avenue common stock acquired by the parties to such agreements after the date of the Support Agreements. The number of shares that FiberTower may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon exercise of the stock options held by the parties to the Support Agreements, and FiberTower disclaims beneficial ownership of all such shares.

Item 7. Materials to be Filed as Exhibits.

      The following documents are incorporated by reference as exhibits:

   Exhibit
      No.         Title
      ---         -----

      1 Agreement and Plan of Merger, dated May 14, 2006, by and among First Avenue Networks, Inc., Marlin Acquisition Corporation and FiberTower Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-21091) filed by First Avenue Networks on May 18, 2006).

      2 Form of Support Agreement, dated May 14, 2006, by and between FiberTower Corporation and certain stockholders of First Avenue, Inc. (incorporated by reference to Exhibit 99.2 of to the Form 8-K (File No. 000-21091) filed by First Avenue Networks on May 18, 2006).

-------------------                                            -----------------
CUSIP No. 31865X106                                            Page 6 of 6 Pages
-------------------                                            -----------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2006                         FIBERTOWER CORPORATION


                                             By:  /s/ Scott Brady
                                                 -------------------------------
                                                  Scott Brady
                                                  Chief Executive Officer

  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)

                                   Schedule A

           Directors and Executive Officers of FiberTower Corporation

      The following table sets forth the name and present principal occupation or employment of each director and executive officer of FiberTower Corporation. The business address of each person listed below is c/o FiberTower Corporation, 185 Berry Street, Suite 4800, San Francisco, California 94107.

--------------------------------------------------------------------------------
                               Board of Directors
                               ------------------
--------------------------------------------------------------------------------
Name                      Principal Occupation or Employment
--------------------------------------------------------------------------------
Scott Brady               Chief Executive Officer of FiberTower Corporation
--------------------------------------------------------------------------------
John Beletic              Venture Partner at Oak Investment Partners
--------------------------------------------------------------------------------
Bandel Carano             General Partner at Oak Investment Partners
--------------------------------------------------------------------------------
Randall A. Hack           Board member of Crown Castle International Corporation
--------------------------------------------------------------------------------
John Kelly                Chief Executive Officer of Crown Castle International
                          Corporation
--------------------------------------------------------------------------------
W. Benjamin Moreland      Chief Financial Officer of Crown Castle International
                          Corporation
--------------------------------------------------------------------------------
Darryl Schall             Analyst of Tudor Investment Corporation
--------------------------------------------------------------------------------
Brad Singer               Chief Financial Officer and Treasurer of American
                          Tower Corporation
--------------------------------------------------------------------------------
James Taiclet             Chief Executive Officer of American Tower Corporation
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                               EXECUTIVE OFFICERS
                               ------------------
--------------------------------------------------------------------------------
Name                      Title
--------------------------------------------------------------------------------
Scott Brady               Chief Executive Officer
--------------------------------------------------------------------------------
Eric Botto                Chief Technology Officer
--------------------------------------------------------------------------------
Ravi Potharlanka          President of Market Operations
--------------------------------------------------------------------------------
Dave Jones                Vice President, Field Engineering
--------------------------------------------------------------------------------
Bernard Koh               Vice President of Finance
--------------------------------------------------------------------------------
David Leeds               Vice President of Sales & Sales Operations
--------------------------------------------------------------------------------
Harpinder Madan           Vice President of Marketing & Business Development
--------------------------------------------------------------------------------
Ferdi Schell              Vice President National Operations, Chief Information
                          Officer
--------------------------------------------------------------------------------
Pam Kaur Gosal            Vice President, Human Resources
--------------------------------------------------------------------------------

                                   Schedule B

            Parties to Support Agreements with FiberTower Corporation

      The following table sets forth the name and principal occupation or employment of each stockholder of First Avenue, Inc. that has entered into a Support Agreement with FiberTower Corporation in connection with the Merger Agreement, and the aggregate number of shares of First Avenue common stock held by each such person as of May 12, 2006.*

----------------------------------------------------------------------------------------------------------------------
Name                                        State or Other      Total Beneficial    Address of Principal Business and
                                            Place of            Ownership of        Principal Office
                                            Organization        Shares as of
                                                                May 12, 2006
----------------------------------------------------------------------------------------------------------------------
Aspen Partners, Series A, a series of       Delaware            22,396,359          152 West 57th Street
Aspen Capital Partners, LP                                                          39th Floor
                                            Delaware                                New York, NY 10019
Aspen Capital LLC
                                            Delaware
Aspen Advisors LLC

(venture capital fund)
----------------------------------------------------------------------------------------------------------------------
Peninsula Investment Partners, L.P.         Delaware            6,710,550           404B East Main Street
                                                                                    Second Floor
(f/k/a Peninsula Capital Partners, L.P.)                                            Charlottesville, VA 22902

(venture capital fund)
----------------------------------------------------------------------------------------------------------------------
Quaker Capital Partners I, L.P.             Delaware            4,365,013           401 Wood Street
                                                                                    Suite 1300
Quaker Capital Partners II, L.P.            Delaware                                Pittsburgh, PA 15222

Quaker Capital Management Corp.             Pennsylvania

(venture capital fund)
----------------------------------------------------------------------------------------------------------------------
Total                                                           33,471,922
----------------------------------------------------------------------------------------------------------------------

----------
* As noted in Item 6 above, the Support Agreements also apply to any shares of First Avenue common stock acquired by the parties to such agreements after the date of the Support Agreements. The above table includes the total shares of First Avenue common stock held as of May 12, 2006.

                                  EXHIBIT INDEX

  Exhibit
     No.          Title
     ---          -----

      1 Agreement and Plan of Merger, dated May 14, 2006, by and among First Avenue Networks, Inc., Marlin Acquisition Corporation and FiberTower Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-21091) filed by First Avenue Networks on May 18, 2006).

      2 Form of Support Agreement, dated May 14, 2006, by and between FiberTower Corporation and certain stockholders of First Avenue, Inc. (incorporated by reference to Exhibit 99.2 of to the Form 8-K (File No. 000-21091) filed by First Avenue Networks on May 18, 2006).